 DOCUMENT TYPE SC 13G
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Name of Issuer: ClearBridge Energy MLP Fund Inc.
_____________________________________________________
Title of Class
of Securities: Preferred Stock

CUSIP Number: 1846924#5; 1846925#4

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 790 See Exhibit A
6) Shared Voting Power: 0 See Exhibit A
7) Sole Dispositive Power: 790 See Exhibit A
8) Shared Dispositive Power: 0 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 790 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 39.5 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

ClearBridge Energy MLP Fund Inc.

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

620 EIGHTH AVENUE
49TH FLOOR
NEW YORK , NY 10018

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Preferred Stock

ITEM 2(e). CUSIP NUMBER:

1846924#5; 1846925#4

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 790
See Exhibit A

(b) Percent of Class: 39.5

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    790  See Exhibit A
to direct the vote

Shared power to vote or   0  See Exhibit A
to direct the vote

Sole power to dispose or  790 See Exhibit A
to direct disposition

Shared power to dispose   0  See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Richard Baker
Second Vice President

Date: 07/08/2015
As of: 06/30/2015

Exhibit A
--------------

ITEM 4. OWNERSHIP:

Through its parent/subsidiary relationship, Prudential Financial, Inc. may be deemed the beneficial owner of the same securities as the Item 7 listed subsidiaries and may have direct or indirect voting and/or investment discretion over 790 shares.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.  The filing of this statement should not be construed as an admission that Prudential
Financial, Inc. is, for the purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of these shares.
Rule 13d-1(k)(1) JOINT FILING AGREEMENT Each of the undersigned hereby agrees and consents to the execution and joint filing on its behalf of this Schedule 13G in connection with the beneficial ownership of the securities which are the subject of this schedule. Dated this 8th day of July, 2015 Prudential Financial, Inc. By: /s/ Richard Baker Second Vice President The Prudential Insurance Company of America By: /s/Janette Filbert Vice President Prudential Retirement Insurance and Annuity Company By: /s/ Wendy Carlson Second Vice President Prudential Investment Management, Inc. By: /s/ Wendy Carlson Vice President

ITEM 7. IDENTIFICATION/CLASSIFICATION:

Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries

Number of Shares
Percentage

The Prudential Insurance Company of
America
IC, IA
580
29

Prudential Retirement Insurance and Annuity Company
IC
0
0

Jennison Associates LLC
IA
0
0

Prudential Investment Management, Inc.
IA
790
39.5

Quantitative Management Associates LLC
IA
0
0